Note 1- **Nature of Business**

Global Oak Capital Markets LLC, (the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- **Summary of Significant Accounting Policies**

a) *Related Parties*
The company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

b) *Revenue Recognition*
The Company recognizes revenue from success fees upon completion of the transactions and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered. In addition, commission income and related expenses are recorded on a trade date basis.

c) *Cash and Cash Equivalents*
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d) *Concentration of risk*
The Company maintains cash in bank accounts which are non-interest bearing. As of December 31, 2015, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) *Income Taxes*
The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay any taxes. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

Income Taxes (continued)
In addition, recently, issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at December 31, 2015, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

f)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements.
Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g)   *Property and Equipment*
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

h)   *Subsequent Events*
The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

i)   *Accounts Receivable*
Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based
On historical dealings and to other customers after review of various credit indicators, including the customer's credit rating.

Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of the review. Accounts receivable are written off when the count is deemed uncollectible.

Note 3-   **Financial Instruments with Off-Balance Sheet risk and Contingencies**

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Financial Instruments with Off-Balance Sheet risk and Contingencies (continued)

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Note 4-   Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2015 are summarized as follows:

Furniture and Equipment	$2,615
	2,615
Less: Accumulated depreciation	2,615
	$ 0

Note 5-   Transactions with related parties

The Company paid approximately $12,100 to a member for rental of the office, salaries and professional fees. Included in employee compensation is $25,000 paid to an officer of the company who is a member of the parent company.

Note 6-   Other Asset/Liability

Both other assets and accrued expenses have approximately $11,100 and $14,600, respectively related to Bloomberg expense neither paid or incurred, respectively as of December 31, 2015. The Company has elected to show each as an asset and liability as of December 31, 2015, respectively.

Note 7-   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company's net capital of $52,376 was $47,376 in excess of its required net capital of $5,000. The Company's net capital ratio was 78.00%.